1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

November 23, 2015

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Keith Gregory, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Gregory:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to Market Vectors Generic Drugs ETF, a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on September 3, 2015. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that will be incorporated into the Fund’s Registration Statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. Page numbers refer to the courtesy copy of the Registration Statement provided to the Staff of the Commission.

general

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.	This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence.

Comment 2.	The Staff requests that the Trust confirm that all missing or bracketed information in the Registration Statement is included in the subsequent Post-Effective Amendment.

Response 2.	We hereby confirm that all missing or bracketed information has been included.

Prospectus

Comment 3.	Please supplementally confirm that the fee waiver and expense reimbursement will extend for no less than 1 year from the effective date of the Fund’s registration statement. If not, please delete footnote (b) and make appropriate disclosure changes in the Fund’s registration statement. For example, delete the relevant line item in the fee table and other applicable disclosure in the prospectus and SAI.

Response 3.	We hereby confirm that the expense limitation will continue for a period of at least one year from the date of the Fund’s registration statement.

Comment 4.	Please supplementally confirm that the figures in the Expense Example will be adjusted only for the period of time that the fee waiver and expense reimbursement is expected to be in place (i.e., year one). Please revise the narrative preceding the Expense Example table to state the period in which fee waiver is reflected in the example.

Response 4.	We hereby confirm that the figures in the Expense Example have been adjusted only for year one. The disclosure has been revised accordingly.

Comment 5.	Please consider disclosing the component securities of the Fund’s 20% basket if they are part of the Fund’s principal investment strategy (e.g., depositary receipts).

Response 5.	We hereby confirm that the Fund does not consider any investments in its 20% bucket to be part of its principal investment strategy.

Comment 6.	Under the “Summary Information—Principal Investment Strategies” section, please revise the first sentence to state that the Fund will normally invest at least 80% of its total assets in securities that comprise “the Index” rather than “the Fund’s benchmark index.”

Response 6.	We respectfully acknowledge your comment; however, we note that the current disclosure is consistent with the disclosure of prior registration statements of the Trust and the Trust’s exemptive relief.

Comment 7.	Please supplementally explain how the “New Pharma” portion of the Indxx Global Generics & New Pharma Index contains generic drug companies.

Response 7.	“New Pharma” refers to companies that are involved in the production or development of improved versions of existing approved drugs or copies of existing biologics. “New Pharma” is characterized by the production or development of Biosimilars, SuperGenerics and Biobetters. A biosimilar product is generally a biological product that is approved based on a showing that it is highly similar to a U.S. Food and Drug Administration (“FDA”)-approved biological product and has no clinically meaningful differences in terms of safety and effectiveness from the reference product. SuperGenerics are improved versions of existing approved generic drugs in the market, while Biobetters are enhanced versions of approved Biosimilars. We therefore believe that companies included in the “New Pharma” segment of the Index are companies involved in the development of generic drugs.

Comment 8.	The Staff notes that the Index includes companies that derive a significant proportion of their revenues from the generic drug industry. Please disclose the meaning of this phrase.

Response 8.	The disclosure has been revised accordingly.

Comment 9.	Please explain supplementally why companies that have the potential to derive a significant proportion of their revenues from the generic drug industry are considered to be generic drug companies. For example, the Staff notes whether these companies are currently actively engaged in the production of generic drugs.

Response 9.	These companies eligible for inclusion in the Index are companies that have a pipeline of generic Abbreviated New Drug Applications (i.e., generic drug filings) or ones that are focused on the commercialization of SuperGenerics,

Biobetters and Biosimilars. Even though these companies may not currently be directly involved in the production and marketing of generic drugs, they are expected to derive a significant and growing proportion of their revenues from the production of generic drugs. We therefore believe it is appropriate to deem these companies to be generic drug companies.

Comment 10.	Under the “Summary Information—Principal Investment Strategies” section, please consider revising the second sentence to explain that “global” means domestic, foreign and emerging market exchanges, if accurate. The Staff notes that the Fund’s principal risk factors include foreign markets, emerging markets, Ireland and India.

Response 10.	The disclosure has been revised to state that the Index includes U.S., foreign and emerging market issuers.

Comment 11.	Please consider including disclosure describing the types of depositary receipts in which the Fund may invest to the extent the Fund’s investments in depositary receipts are a principal risk of the Fund.

Response 11.	The disclosure has been revised accordingly.

Comment 12.	Under the “Summary Information—Principal Investment Strategies” section, please consider revising the fourth sentence to describe the meaning of “bioequivalent” in plain English.

Response 12.	We respectfully acknowledge your comment; however, we believe the existing disclosure is appropriate. The Prospectus currently states products “are identical, or bioequivalent in the dosage form, safety, strength, quality and intended usage” to their brand name counterparts. We believe the term “bioequivalent” is appropriately used in the context of this sentence.

Comment 13.	In the second paragraph of the “Summary Information—Principal Investment Strategies” section, please briefly describe the meaning of replication.

Response 13.	We respectfully acknowledge your comment; however, we believe such disclosure is more appropriate in Item 9 of Form N-1A. We note that, in the “Additional Information About the Fund’s Investment Strategies and Risks—Principal Investment Strategies” section of the Prospectus, it states that the Adviser anticipates that, generally, the Fund will hold or gain exposure to all of the securities that comprise the Index in proportion to their weightings in the Index.

Comment 14.	Please disclose that the Fund is non-diversified, including the disclosure that is required by Item 4(b)(1)(iv) of Form N-1A.

Response 14.	The disclosure has been revised accordingly.

Comment 15.	The Staff notes that some of the current principal risks in the “Principal Risks of Investing in the Fund” section are complex, overly long and contain detailed descriptions of those risks. Item 4 of Form N-1A risk disclosure should be a summary of the risks. In addition, many of the Item 4 principal risk factors are identical or substantially similar to the risk factors disclosed in Item 9. The enhanced risk disclosure should only appear in Item 9 (See IM Guidance Update 2014-08). Accordingly, please consider revising the following risks for brevity, clarity and conciseness: Risk of Investing in the Pharmaceutical Sector, Risk of Investing in the Biotechnology Sector, Equity Securities Risk, Special Risk Considerations of Investing in Indian Issuers, Foreign Currency Risk and Index Tracking Risk.

Response 15.	We respectfully acknowledge your comment and have revised the disclosure of the Risk of Investing in the Pharmaceutical Sector, Risk of Investing in the Biotechnology Sector, Special Risk Considerations of Investing in Indian Issuers and Foreign Currency Risk.

Comment 16.	The Staff notes that the following risk factors are located in Item 9 of Form N-1A under the “Additional Risks” sub-section: Absence of Prior Active Market, AP Concentration Risk and Trading Issues. Please supplementally explain why these risk factors do not belong in Item 4 or consider moving some or all of them as appropriate.

Response 16.	These risk factors have been added to the Item 4 disclosure.

Comment 17.	Please supplementally disclose the Fund’s broad-based securities market index.

Response 17.	As the Fund has not completed at least one calendar year of operations, the Fund is not currently required to disclose its broad-based securities market index. We confirm that such information will be included in the Fund’s prospectus when required.

Comment 18.	The Staff notes that indexes that are sponsored by an affiliated index provider for an affiliated adviser may generally not be used as a fund’s broad-based securities market index. However, affiliated indexes may, under certain circumstances, be used as a fund’s additional index. See Item 27(b)(7) and Instructions 5 and 6 of Form N-1A. Accordingly, please review the disclosure in the registration statements for each series in the Market Vectors ETF Trust, Van Eck Funds and the Van Eck VIP Trust and revise it pursuant to the requirements of Form N-1A cited above. For example, the following series in each trust utilize an index sponsored by an affiliated index provider: Market Vectors Investment Grade Floating Rate ETF, Market Vectors Mortgage REIT Income ETF and Market Vectors Treasury-Hedged High Yield Bond ETF (Market Vectors ETF Trust) and Long/Short Equity Index Fund (Van Eck Funds and the Van Eck VIP Trust). If the Registrant disagrees with the Staff’s position, please supplementally explain the basis for your rationale in response to the Staff’s comments.

Response 18.	We respectfully acknowledge your comment.

Comment 19.	As indicated earlier, the Item 9 disclosure concerning the Fund’s principal investment strategies and principal investment risks should be more expansive and should not duplicate the summary disclosure contained in Item 4 of N-1A.

Response 19.	We respectfully acknowledge your comment.

Comment 20.	Please move the Fund’s non-principal investment strategies and non-principal risks so that they are disclosed after the Item 9 disclosure or disclosed in the SAI, as appropriate. Please review the requirements of Item 9 of Form N-1A and the Item 9 disclosure in the Prospectus and revise as appropriate. (See IM Guidance 2014-08) For example, please consider whether borrowing money, lending of portfolio securities, risk of investing in derivatives, participation notes and leverage risk are principal or non-principal investment strategies or risks and revise accordingly.

Response 20.	The disclosure has been revised accordingly.

Comment 21.	Please consider moving the second paragraph under the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Investment Strategies” section to the disclosure under Item 10 or Item 11 of Form N-1A.

Response 21.	The disclosure has been revised accordingly.

Comment 22.	Under the “Additional Information About the Fund’s Investment Strategies and Risks—Borrowing Money” section, please consider including a plain English definition of leverage.

Response 22.	The disclosure has been revised accordingly.

Comment 23.	The Staff notes that Participation Notes do not seem like an investment that would be either a principal or additional investment strategy of an index-based equity ETF. Please consider whether such disclosure would be more appropriate in the Fund’s SAI.

Response 23.	The Fund may invest in Participation Notes to gain exposure to securities of Indian issuers, among others. We therefore believe the disclosure is appropriate.

Comment 24.	The Staff notes that the “Management of the Fund—Investment Adviser” section states that “[f]rom time to time, the Adviser may waive all or a portion of its fees.” Footnote (b) of the fee table indicates that a fee waiver will be in place for a time certain subject to termination by the Board. Please clarify the meaning of this sentence or delete.

Response 24.	The disclosure has been deleted accordingly.

Comment 25.	Please consider disclosing Mr. Liao’s business history prior to joining the Adviser under the “Portfolio Managers” section.

Response 25.	We respectfully acknowledge your comment; however, the existing disclosure complies with Item 10(a)(2) of Form N-1A and discloses Mr. Liao’s business experience during the past five years.

Comment 26.	Under the “Shareholder Information—Determination of NAV” section, please include disclosure explaining that the price of the Fund’s shares is based on market price because the Fund is an ETF. See Item 11(a)(1).

Response 26.	We respectfully acknowledge your comment; however, we note the section immediately following the “Determination of NAV” section entitled “Buying and Selling Exchange-Traded Shares” discloses that the purchase or sale of Fund shares on NASDAQ is based on secondary market prices, which may be different than the NAV of the Shares.

Comment 27.	Under the “Shareholder Information—Determination of NAV” section, please clarify what is meant by closing prices of “local markets” in the context of the Fund.

Response 27.	The disclosure has been revised to clarify this represents the close of the markets on which the securities of the Fund invests trade.

Comment 28.	Under the “Shareholder Information—Distributions” section, please revise the penultimate sentence of the third paragraph for plain English.

Response 28.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 29.	Please state whether any information is being incorporated by reference into the SAI. See Item 14(a)(3)(iii).

Response 29.	As the Fund has not yet commenced operations, no information is being incorporated by reference.

Comment 30.	Please supplementally confirm that if any investment practice that is discussed in the SAI could be considered material or might affect an investor’s decision to invest in the Fund, that such practices are also disclosed in the Prospectus.

Response 30.	We hereby confirm that any investment practice that is discussed in the SAI that could be considered material or might affect an investor’s decision to invest in the Fund is also disclosed in the Fund’s prospectus.

Comment 31.	Please include adjacent narrative disclosure explaining the meaning of the Fund’s Investment Restrictions #2 and #3.

Response 31.	The disclosure has been revised accordingly.

Comment 32.	Under the fifth paragraph of the “Special Considerations and Risks—General” section, please consider enhancing this disclosure to explain how the Dodd-Frank Act may affect the Fund (e.g., costs).

Response 32.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 33.	Please supplementally confirm that the Fund will operate in compliance with CFTC Regulation 4.5.

Response 33.	The Trust, on behalf of the Fund, has filed a notice of eligibility with the National Futures Association claiming an exclusion from the definition of the term “commodity pool operator” pursuant to CFTC Regulation 4.5, as promulgated under the Commodity Exchange Act, with respect to the Fund’s operations.

Comment 34.	Pursuant to Item 17(b)(2)(iv), please state whether the Nominating and Corporate Governance Committee will consider nominees recommended by shareholders. If so, disclose the procedures that shareholders should follow in submitting recommendations.

Response 34.	We respectfully acknowledge your comment. The Nominating and Corporate Governance Committee Charter is currently silent on this matter. We and Independent Trustee counsel plan to discuss this with the Nominating and Corporate Governance Committee at an upcoming meeting and will add appropriate disclosure after such meeting.

Comment 35.	Under the “Portfolio Holdings Disclosure” section, please disclose the information required by Item 16(f) with respect to any confidentiality or trading prohibitions or explain why this Item does not apply to the Fund.

Response 35.	We respectfully acknowledge the comment, and would note that the Fund intends to have full transparency with respect to its portfolio holdings disclosure.

Comment 36.	Pursuant to Item 19(a)(1), disclose the name of any person who controls the Adviser, the basis of the person’s control, and the general nature of the person’s business.

Response 36.	The disclosure has been revised accordingly.

Comment 37.	Pursuant to Item 19(a)(2), disclose the name of any affiliated person of the Fund who also is an affiliated person of the Adviser, and a list of all capacities in which the person is affiliated with the Fund and with the Adviser.

Response 37.	The disclosure has been revised accordingly.

Comment 38.	Under the “Management—The Administrator” section, clarify whether the Adviser is compensated for its administrative services to the Fund, including whether any administrative fees are included in the Adviser’s management fee. If so, please supplementally explain why you believe that such administrative fees should not be reflected separately in the Prospectus’ fee table.

Response 38.	The Adviser is compensated under the Fund’s Investment Management Agreement for advisory and administrative services. As the fee payable under the Investment Management Agreement is for both services, we believe it is inappropriate to reflect advisory and administrative fees separately in the Prospectus’ fee table.

Comment 39.	Under the “Management—The Administrator” section, please disclose any direct or indirect affiliations of the Administrator, the Fund, the Adviser and the Distributor.

Response 39.	The disclosure has been revised accordingly.

Comment 40.	Under the “Management—Other Accounts Managed by the Portfolio Managers” section, please clarify whether Messrs. Liao and Chao manage series of the Trust that are actively managed or index-based ETFs that employ sampling strategies.

Response 40.	Messrs. Liao and Chao do not currently manage any series of the Trust that are actively managed ETFs. We have revised the disclosure to state that each series of the Trust managed by Messrs. Liao and Chao have an investment objective of

“seeking to replicate as closely as possible, before fees and expenses, the price and yield performance of its respective underlying index.”

Comment 41.	Under “Management—Portfolio Manager Compensation” section, clarify whether any portion of the portfolio managers’ bonus is tied to performance. If so, please identify any benchmark used to measure performance and state the period of which performance is measured.

Response 41.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Joseph McClain at (212) 698-3868 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss
- 11 -